Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8000
Fax: (212) 310-8007

December 18, 2015

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation
Draft Registration Statement on Form S-1
CIK No. 1658566

Dear Ms. Nguyen:

On behalf of our client, Silver Run Acquisition Corporation, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 14, 2015, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 1658566) confidentially submitted with the Commission on November 17, 2015 (the “November 17 Draft”). We are concurrently submitting via EDGAR Amendment No.1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the November 17 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment.

Global

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.  The Company represents that, to the extent there are any such written communications that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide them supplementally to the Commission for review, whether or not potential investors retain copies.

Our Company, page 2

2.              Please explain what you mean when you disclose that you favor opportunities with certain elements of “downside protection.”

The Company has revised the disclosure on pages 2 and 78 in response to the Staff’s comment.

Initial Business Combination, page 4

3.              We note that you may raise additional proceeds to complete an affiliated joint acquisition by issuing to affiliated parties a class of equity or equity-linked securities, which you describe as a specified future issuance. Please revise to explain whether such issuance will reduce the percentage ownership of your then-existing shareholders.

The Company has revised the disclosure on pages 4, 13, 80 and 121 in response to the Staff’s comment.

Founder Shares, page 11

4.              We note your disclosure on page 12 that in the event that you submit your initial business combination to a shareholder vote, the sponsor has agreed to vote its shares in favor of the business combination. Considering this agreement, please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.

The Company has revised the disclosure on pages 12, 21, 31, 90, and 120 in response to the Staff’s comment.

Management, page 105

5.              We note disclosure throughout the prospectus that you intend on having independent directors. Please update the disclosure here and identify your independent directors accordingly. Refer to Item 407(a) of Regulation S-K.

The Company advises the Staff that it is currently in the process of selecting independent directors and will include the information required by Regulation S-K for each such director to be appointed on or prior to effectiveness of the registration statement in a subsequent pre-effective amendment.

Exhibit Index

6.              We note the disclosure on page 6 that your sponsor, officers and directors have agreed to not participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding your initial business combination or if you fail to complete a business combination within the required timeframe. Please file the referenced letter agreement and all required exhibits as promptly as possible.

The Company has submitted the referenced letter agreement with the Draft Amendment and will file all exhibits with subsequent pre-effective amendments to the registration statement. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

*        *        *        *        *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:                                Mark G. Papa

Chief Executive Officer and Director

Silver Run Acquisition Corporation

Lily Dang

John Cannarella

Kevin Dougherty

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP